Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 11, 2024

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11721
Municipal Income ETF Portfolio, Series 15
(the “Trust”)
CIK No. 2027420 File No. 333-281471

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Risk Factors

1.       The Staff notes the following disclosure in the second paragraph under “Price Volatility” set forth in the section entitled “Risk Factors”: “Because the Trust is not managed, the Trustee will not sell Securities in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Please consider whether the current disclosure might be misleading, absent clarifying disclosure elsewhere noting that the Trust (through affiliates acting as its agent) actually may sell the Trust’s securities in response to market fluctuations.

Response:       With respect to the Staff’s comment, the Trust believes that the existing risk disclosure is appropriate given the structure of the Trust. The Trust does not sell securities in response to market fluctuations. Other than selling securities to satisfy Trust obligations or when units are redeemed, the only time the Trust may sell securities is due to the reasons set forth in the prospectus section entitled “Removing Securities from the Trust.”

2.       If the Trust will have material exposure to the municipal bonds issued by any jurisdiction experiencing financial distress, please identify that jurisdiction and add relevant risk disclosure.

Response:       If, based on the Trust’s final portfolio, the Trust has material exposure to any jurisdiction experiencing financial distress, relevant disclosure will be added to the Trust’s prospectus.

3.       If the ETFs the portfolio invests in are affiliated, please include the conflict disclosure that was agreed upon in prior filings.

Response:       If the Trust has exposure to any ETFs which are advised by First Trust Advisors L.P., an affiliate of the Trust’s Sponsor, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon